December 22, 2020

Ms. Ashley Vroman-Lee

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust

Parvin Hedged Equity Solari World Fund & Parvin Select Equity Solari World Fund

File Nos. 333-135714 and 811-21927

Dear Ms. Vroman-Lee:

On October 16, 2020, MSS Series Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Parvin Hedged Equity Solari World Fund and Parvin Select Equity Solari World Fund (each a “Fund” and collectively the “Funds”).

The Trust has revised the disclosure in each Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on November 25, 2020, except as indicated below.  Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

GENERAL

1.

Comment. As applicable, please address all of the following comments with respect to each Fund.

Response. The Registrant has addressed each of the following comments with respect to each Fund, as applicable.

PROSPECTUS

Fee Table

2.

Comment. Please provide a completed Fee Table and Expense Example for each Fund in the Registrant’s response letter to the Staff.

Response. Please see below for the complete Fee Table and Expense Example for each Fund:

Parvin Hedged Equity Solari World Fund

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed, if sold within 60 days)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses(1)	1.00%
Total Annual Fund Operating Expenses	2.50%
Fee Waiver and/or Expense Reimbursement (2)	(0.25)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.25%

(1) Estimated for the initial fiscal period.

(2) The Fund's Adviser (defined below) has contractually agreed to reduce its fees and to reimburse expenses, at least through December 31, 2021, to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any acquired fund fees and expenses, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) will not exceed 2.25% of the Fund’s average daily net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years of the date on which the waiver or reimbursement occurs, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days written notice to the Fund's Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as those reflected in the above fee table. The Example assumes the impact of the fee waiver in 1 Year example. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$228	$755

Parvin Select Equity Solari World Fund

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed, if sold within 60 days)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses (1)	1.00%
Total Annual Fund Operating Expenses	2.25%
Fee Waiver and/or Expense Reimbursement (3)	(0.25)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.00%

(1) Estimated for the initial fiscal period.

(2) The Fund's Adviser (defined below) has contractually agreed to reduce its fees and to reimburse expenses, at least through December 31, 2021, to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any acquired fund fees and expenses, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) will not exceed 2.00% of the Fund’s average daily net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years of the date on which the waiver or reimbursement occurs, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days written notice to the Fund's Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as those reflected in the above fee table. The Example assumes the impact of the fee waiver in 1 Year example. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$203	$679

Principal Investment Strategy

3.

Comment. Please disclose the specific ESG factors that each Fund will employ. Each Fund should describe the criteria it will use in determining what issuers it considers to have ESG characteristics consistent with its specific ESG focus. As part of this revision, please disclose in each Fund’s principal investment strategy section, if applicable, whether the Adviser will use a third-party data provider with respect to ESG analysis.

Response. The Registrant has added the following disclosure to statutory principal investment strategy section of each Fund:

Solari screens for: (1) companies with proven leadership and management who can provide disciplined governance along with effective strategic direction; (2) companies with fundamentally lawful business models; (3) companies that do not incur risk from technically legal but highly unethical business practices; (4) companies that prosper in private markets and are not materially dependent on direct or indirect government subsidy; and (5) companies that provide transparent disclosure.

The Registrant confirms that its ESG screen provider, Solari Investment Advisory Services, LLC does not use a third-party data provider with respect to its ESG analysis.

4.

Comment. With respect to the Parvin Hedged Equity Solari World Fund, please remove the disclosure, “Margin, or leverage in the form of borrowed funds, will not be used.” The Staff notes that negative disclosure should not be included.

Response. The Registrant has removed the disclosure in question.

Principal Investment Risks

5.

Comment. With respect to “Foreign Securities Risk”, if a Fund will invest in emerging markets, please provide a separate risk.

Response. The Registrant has added the following risk disclosures with respect to each Fund:

Item 4: Emerging Markets Risk: Investing in emerging markets involves not only the risks described below with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.  The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

Item 9: Emerging Markets Risk: The Fund may invest in countries with newly organized or less developed securities markets.  There are typically greater risks involved in investing in emerging markets securities.  Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable.  Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default.  Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights.  Investments in emerging markets countries may be affected by government policies that restrict foreign investment in certain issuers or industries.  The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines.  Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all.  An inability to sell a portfolio position can adversely affect the Fund's value or prevent the Fund from being able to meet cash obligations or take advantage of other investment opportunities.

6.

Comment. With respect to the Parvin Hedged Equity Solari World Fund, please add corresponding strategy disclosure associated with “Futures Risk”.

Response. The Parvin Hedged Equity Solari World Fund will not use futures as part of its principal investment strategy. As such, the Registrant has removed the applicable risk disclosure related to the use of futures from the Fund’s principal investment risks.

7.

Comment. With respect to each Fund, please add corresponding strategy disclosure associated with “Small- and Mid-Capitalization Stock Risk”.

Response. The Registrant has added the following disclosure to the principal investment strategy of each Fund: “The Fund’s investment in equity securities may be of any market capitalization.”

8.

Comment. With regard to “Sector Risk”, please disclose, if known, the specific sectors that each Fund anticipates it may concentrate in and add corresponding strategy disclosure.

Response. Each Fund does not intend to focus in a particular sector at launch, but may, from time to time, focus its investments in a particular sector as a result of the Adviser’s natural investment process.

Performance

9.

Comment. Please supplementally disclose what the Fund’s intended benchmark will be.

Response. Each Fund intends to use the MSCI All Country World Index (ACWI) as its respective benchmark.

Portfolio Manager

10.

Comment. Please add disclosure to state, if accurate, that the portfolio manager is primarily responsible for the day to day management of each Fund. Please apply this comment to portfolio manager disclosure in Item 10 as well.

Response. The Registrant has revised the disclosure in question as follows (italicized language added to indicate new disclosure):

Item 5: J. Steven Smith is the managing director of Parvin Fund Management, LLC and portfolio manager of the Fund. He is and has been primarily responsible for the Fund’s day to day management since its inception in December 2020.

Item 10: J. Steven Smith directs Fund investments for the Adviser. He is and has been primarily responsible for the Fund’s day to day management since its inception in December 2020.

Statement of Additional Information

11.

Comment. With regard to the Funds’ concentration policy, please disclose that each Fund will consider the holdings of any underlying funds in which it invests when determining compliance with the policy.

Response. The Registrant notes that it is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Registrant further notes that the Fund’s adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment. Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy

Part C

12.

Comment. Please provide a new legal opinion with the subsequent 485(b) filing for the Funds if applicable.

Response. The Registrant confirms that it will file a legal opinion with the Funds’ subsequent 485(b) filing.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter